PRIORITY INCOME FUND, INC.
10 East 40th Street, 42nd Floor
New York, NY 10016

February 19, 2020

Lisa N. Larkin, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, DC 20549
Attn: Lisa N. Larkin, Esq.

Re:    Priority Income Fund, Inc.
Registration Statement on Form N-2
(File Nos. 333-234829 and 811-22725)
Dear Ms. Larkin:
In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Priority Income Fund, Inc. (the “Company”) respectfully requests acceleration of effectiveness of the above-captioned registration statement (the “Registration Statement”), including all amendments thereto, to 3:00 p.m., Eastern Time, on February 20, 2020 or as soon thereafter as possible.

PRIORITY INCOME FUND, INC.

By: /s/ M. Grier Eliasek
M. Grier Eliasek
Chief Executive Officer and President